Egan-Jones Ratings Co.

Form NRSRO Exhibit #6

Identification of conflicts of interests relating to the issuance of credit ratings:

September 30, 2015

1. Egan-Jones is paid by persons for subscriptions to receive or access credit ratings where such subscribers may own or have financial interests or perform transactions in the securities of the issuers which could be favorably or negatively affected by the credit ratings issued by the firm.
2. Personnel within Egan-Jones provide proxy research and voting services to institutional customers, some of whom are also ratings subscribers.
3. Egan-Jones is paid by persons for subscriptions to receive or access its credit ratings and/or for other services offered by Egan-Jones where such persons may use Egan-Jones credit ratings to comply with, and obtain benefits or relief under statutes and regulations using the term "Nationally Recognized Statistical Rating Organization."
4. Employees of Egan-Jones associated with issuing ratings and research reports are generally prohibited from owning individually named securities, whether the firm rates those securities or not. The DCO may grant on a case by case basis exemptions from the prohibition on trading.
5. Outside business relationships of employees of the NRSRO may be a conflict of interest.
6. Being paid for services, in addition to determining credit ratings, by issuers, underwriters, or obligors that have paid EJR to determine a credit rating is an identified conflict.
7. Egan-Jones has an additional conflict of interest requiring disclosure related to the issuance of credit ratings of an NRSRO on a subscriber basis.
8. In the case of non-subscription ratings, Egan-Jones is paid by issuers and/or investment banks to determine credit ratings with respect to securities they issue.